SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

MARKET ANNOUNCEMENT

São Paulo, August 10th, 2007. The Brazilian Securities Commission (“Comissão de Valores Mobiliários” or “CVM”), trough the official letter SEP/GEA-3/N.º 613/07, sent on July 19th, 2007, inquired Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) about a newspaper article published on “Jornal O Globo” on November 20th, 2006, which informed that the family “Magalhães Pinto”, controlling shareholder of Banco Nacional S.A. (“Nacional”), and Unibanco executed an agreement to quit the lawsuits initiated by such family against the Central Bank of Brazil (“BCB”) and Unibanco.

In this sense, Unibanco informs the market that, in the second semester of 2006, jointly with the controlling shareholders (“Controllers”) of Nacional, bank which is under an extra-judicial liquidation procedure before the BCB (“Liquidation”), entered into a judicial agreement (“Agreement”), by which the Controllers ceased the lawsuits they had proposed against Unibanco and BCB (“Lawsuits”).

Unibanco, as one of the creditors of Nacional and its financial subsidiaries’ liquidating assets, states that the Agreement´s execution reveals an initial step taken to the solution of this issue, envisaging the conclusion of the Liquidation that begun at 1995, with the entire satisfaction of all creditors and protection of the other interested parties, including minority shareholders.

The Agreement was a product of the mutual efforts raised by Unibanco and the Controllers in order to make a proposal before the BCB, aiming the composition of debts and credits pertaining to Nacional’s liquidating assets and, consequently, the Liquidation’s conclusion (“Proposal”).

Such Agreement is under the final analysis by the Brazilian Courts and the Proposal regarding the Liquidation’s conclusion will be submitted to the BCB’s analysis.

Finally, Unibanco points out that, by the time of the beginning of the Lawsuits, its management considered as remote the likelihood of the Controller´s success in the Lawsuits, reason by which it did not recorded the provision related to the eventual contingency.

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
Geraldo Travaglia Filho
Investor Relations Officer

Avenida Eusébio Matoso, 891, 4º andar, Pinheiros – São Paulo/SP – CEP: 05423-901

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.